Exhibit 99.1

Voting Results of 2021 Annual General Meeting of JD.com, Inc.

At the annual general meeting of shareholders of JD.com, Inc. (the “Company”) held on June 23, 2021 (the “AGM”), the Company’s shareholders duly adopted each of the following resolutions:

•

as a special resolution, subject to the dual foreign name “京东集团股份有限公司” being entered in the Register of Companies by the Registrar of Companies in the Cayman Islands, the Chinese name “京东集团股份有限公司” be adopted as the dual foreign name of the Company; and

•

as a special resolution, the Company’s Amended and Restated Memorandum of Association and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Second Amended and Restated Memorandum of Association and Articles of Association., a copy of which is contained in Exhibit 3.1 to this current report on Form 6-K.

A total of approximately 1,576,318,937 Class A ordinary shares and Class B ordinary shares (including those Class A ordinary shares underlying American depositary shares), representing approximately 50.4% of the Class A ordinary shares and Class B ordinary shares issued and outstanding as of May 20, 2021, the record date, were present in person or by proxy at the AGM. The results of the votes are as follows:

	For		Against		Abstain
Resolutions	Votes	%	Votes	%	Votes	%
Adoption of Dual Foreign Name of the Company	9,980,064,151	99.9	632,513	0	11,605,450	0
Adoption of Second Amended and Restated Memorandum of Association and Articles of Association of the Company	9,984,915,839	99.9	2,472,639	0	4,913,636	0